U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D. C.  20549

SCHEDULE 13D
Amendment #2
Under the Securities Exchange Act of 1934

Northeast Pennsylvania Financial Corp.
(Name of Issuer)

Common Stock
(Title of Class Securities)

663905107
(CUSIP Number)

Frederick J. Jaindl et al
Jaindl Farms
Attention: Mark W. Jaindl
3150 Coffeetown Road,  Orefield, PA 18069
(610) 395-3333

(Name, Address and Telephone Number
of Person Authorized to Receive
Notices and Communications)

June 12, 2001
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement
on Schedule 13D to report the acquisition which is the
subject of this Schedule 13D, and is filing this schedule
because of Rule 13d -1(b) (3) or (4), check the
following box (     ).

Check the following box if a fee is being paid with this statement ( ).(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.
See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.









Cusip No. 663905107
	1)	Names of Persons S.S. or I.R.S.  Identification Nos. of Above Persons:
		Frederick John Jaindl - SSN ###-##-####
_____________________________________________________________________________

	2)	Check the Appropriate Box  if a Member of a Group
		(See Instruction): __________
		(a)_______
		(b)    X
_____________________________________________________________________________

	3)	SEC Use Only______
_____________________________________________________________________________

	4)	Source of Funds  (See Instructions) PF00
_____________________________________________________________________________

	5)	Check if Disclosure of Legal  Proceedings is Required
		Pursuant to items 2 (d) or (e):  N/A
_____________________________________________________________________________

	6)	Citizenship or Place of Organization:  US    U.S.
_____________________________________________________________________________
Number of  	7)  Sole Voting Power:	261,700    1,640,150
Shares Bene-     __________________________________________________________
ficially
Owned by 	8)  Shared Voting Power:    N/ A
Each Report-	________________________________________________________________
ing Person	9)  Sole Dispositive Power:  261,700
With________________________________________________________________________

	10)	Shared Dispositive Power:
_____________________________________________________________________________
__________________________________________________________________________
	11)	Aggregate Amount Beneficially Owned by Each Reporting
		Person: 261,700 shares
____________________________________________________________________________

	12)	Check if the Aggregate Amount in Row (11) Excludes
		Certain Shares:  Yes          No XX    N/A
_____________________________________________________________________________

	13)	Percent of Class Represented by Amount in Row (11)  4.92%
		     6.20%
_____________________________________________________________________________

	14)	Type of Reporting Person (See Instructions): INN
_____________________________________________________________________________






Cusip No. 663905107
1) Names of Persons S.S. or I.R.S.  Identification Nos. of
	Above Persons:
		Mark W. Jaindl - SSN ###-##-####
__________________________________________________________________________

	2)	Check the Appropriate Box  if a Member of a Group
		(See Instruction): __________
		(a)_______
		(b)     X
___________________________________________________________________________

	3)	SEC Use Only___________
___________________________________________________________________________

	4)	Source of Funds:  PF:    00
___________________________________________________________________________

	5)	Check if Disclosure of Legal Proceedings is Required
		Pursuant to items 2 (d) or (e): Yes     No  XX N/A
___________________________________________________________________________

	6)	Citizenship or Place of Organization:  US   U.S.
___________________________________________________________________________
Number of  	7)  Sole Voting Power:  16,739  1,640,150
Shares Bene-       ___________________________________________________
ficially
Owned by 	8)  Shared Voting Power:    N/ A
Each Report-	________________________________________________________________
ing Person	9)  Sole Dispositive Power:  16,739
With______________________________________________________________________

	10)	Shared Dispositive Power:     _________________________________________
__________________________________________________________________________

	11)	Aggregate Amount Beneficially Owned by Each Reporting
		Person: 16,739 shares
__________________________________________________________________________

	12)	Check if the Aggregate Amount in Row (11) Excludes
		Certain Shares    Yes     No  XX    N/A
___________________________________________________________________________

	13)	Percent of Class Represented by Amount in Row (11)  .32%
		     6.20%
___________________________________________________________________________

	14)	Type of Reporting Person (See Instructions): INN
___________________________________________________________________________






Cusip No. 663905107
1) Names of Persons S.S. or I.R.S.  Identification Nos. of
	Above Persons:
		Frederick J. Jaindl Foundation - EIN 23-2495124
___________________________________________________________________________

	2)	Check the Appropriate Box  if a Member of a Group
		(See Instruction): __________
		(a)_______
		(b)     X
___________________________________________________________________________

	3)	SEC Use Only____________
___________________________________________________________________________

	4)	Source of Funds: WC:    00
___________________________________________________________________________

	5)	Check if Disclosure of Legal  Proceedings is Required
		Pursuant to items 2 (d) or (e): Yes     No  XX N/A
___________________________________________________________________________

	6)	Citizenship or Place of Organization:  PA   U.S.
___________________________________________________________________________
Number of  	7)  Sole Voting Power:  42,500  1,640,150
Shares Bene-     __________________________________________________________
ficially
Owned by 	8)  Shared Voting Power:    N/ A
Each Report-	________________________________________________________________
ing Person	9)  Sole Dispositive Power:  42,500
With______________________________________________________________________

	10)	Shared Dispositive Power: N/A
___________________________________________________________________________
___________________________________________________
11)	Aggregate Amount Beneficially Owned by Each Reporting
		Person: 42,500 shares
__________________________________________________________________________

	12)	Check if the Aggregate Amount in Row (11) Excludes
		Certain Shares:  Yes     No  XX     N/A
___________________________________________________________________________

13) Percent of Class Represented by Amount in Row (11)
	.80% 6.20%
___________________________________________________________________________

	14)	Type of Reporting Person:  Foundation  IN
____________________________________________________________________________





Item 1.	     .

	This Schedule 13D filing relates to the common stock, $.01 par value, of Northeast Pennsylvania Financial, Inc. a savings and loan holding company having its principal business offices at 12 E. Broad Street, Hazleton, Pennsylvania 18201 (the "Company").

Item 2.     Identity and Background

(a) This statement is being filed by Frederick J. Jaindl, Mark W. Jaindl, and the Frederick J.Jaindl Foundation
("Foundation").

(b) Frederick J. Jaindl's principal business address is Jaindl Farms, 3150 Coffeetown Road,Orefield, PA 18069.
Mark W. Jaindl's principal business address is American Bank,
4029 W. Tilghman Street, Allentown PA  18104.
The Foundation's principal business address is 3150 Coffeetown
		Road, Orefield, PA 18069.

(c) Fred Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc.
Both of these businesses have their principal offices at 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is the Chairman and Mark Jaindl is the President and Chief Executive Officer of the American Bank, a commercial bank whose principal business address is 4029 West
Tilghman Street, Allentown PA  18104.

(d) During the past five years neither Fred Jaindl, nor Mark Jaindl have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years neither Fred Jaindl, nor Mark Jaindl have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Frederick J. Jaindl and Mark W. Jaindl are U.S. citizens.
The Frederick J. Jaindl Foundation is a charitable foundation.

Item 3.   Source and Amount of Funds or Other Consideration.

	Frederick J. Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes. From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them. The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above.

Item 4.  Purpose of Transaction.

	Fred Jaindl, Mark Jaindl, and the Foundation purchased these shares for investment purposes and have determined to sell their ownership interest to Northeast Pennsylvania Financial Corp. Following the sale, Fred Jaindl, Mark Jaindl and the Foundation will own zero shares of the Company.



Item 5.  Interest in Securities of the Issuer.

(a) Fred Jaindl, Mark Jaindl, and the Foundation own
261,700, 16,739, and 42,500 shares respectively of common stock of the Company. In total, and as a result of shares repurchased by the Company, these 320,939 shares constitute 6.01% of the 5,313,844 shares of Company common stock outstanding as of May 11, 2001.

	(b) Fred Jaindl, Mark Jaindl and the Foundation have the sole voting and dispositive power of 261,700, 16,739, and 42,500 respectively of common stock they hold.

(c) The following transactions were effected by or on behalf of each of the above during the past sixty days:


Frederick J. Jaindl

Date 		Type		Shares 			Price
06/12/01	Sale		261,700			$13.75/share


Mark W. Jaindl

Date 		Type		Shares 			Price
06/12/01	Sale		16,739			$13.75/share


Frederick J. Jaindl Foundation

Date 		Type		Shares 			Price
06/12/01	Sale		42,500			$13.75/share


	(d)  Not applicable

	(e)  Not applicable

Item 6.

Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the
Issuer.

Not applicable.-7n

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 12, 2001


________________________________________
Signature
Mark W. Jaindl
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